Exhibit 99.1
Change in the number of shares owned by the largest shareholder of Shinhan Financial Group

On July 21, 2023, Shinhan Financial Group Co., Ltd. reported that the number of common shares owned by its largest shareholder, Korea’s National Pension Service (“NPS”), had decreased from 39,935,994 shares of common stock (representing 7.64%, as of March 31, 2023) to 38,918,475 shares of common stock (representing 7.51%, as of June 30, 2023). This disclosure is based on the results of shareholder registry closing as of June 30, 2023.